Exhibit 4.90

Entrusted Management Agreement

Of

Shenzhen Qfun Internet Technology Co., Ltd.

Between

Shenzhen Qfun Internet Technology Co., Ltd.

And

Qfun Information Technology (Shenzhen) Co., Ltd.

January 10, 2017

Entrusted Management Agreement

This Agreement is made and entered into on January 10, 2017 in Shenzhen.

Party A: Shenzhen Qfun Internet Technology Co., Ltd.

Registered Address: A09, 11/F, East Block, SKYWORTH Semiconductor Design Building, High Tech South Four Road, Nanshan District, Shenzhen Legal Representative: WANG Ying

Party B1:ZHANG Jiahui

ID Card No.:220104198806164441

Party B2: CAO Yu

ID Card No.:211302198507211639

Party B3: ZHU Nianyang

ID Card No.:370212198801151519

Party B4 : Shenzhen Guangtiandi Technology Co., Ltd. (hereinafter referred to as “Guangtiandi”)

Domicile: Room 2-A, Complex Building (including affiliated equipment room), Shenxianling Sports Center, Central City, Longgang District, Shenzhen

Legal Representative: YIN Zhiwei

(Party B1, Party B2, Party B3 and Party B4 shall be hereinafter collectively referred to as “Party B” or “Party A's Shareholders”)

Party C: Qfun Information Technology (Shenzhen) Co., Ltd.

Domicile: Room 101-1, Building No.3, North Block, Pingshan Dayuan Industrial Park, Pingshan 1st Road, Taoyuan Street, Nanshan District, Shenzhen

Legal Representative: WANG Ying

(hereinafter referred to as “Party C” or “WFOE”)

In this Agreement, Party A, Party B and Party C shall be hereinafter referred to collectively as the “Parties” and individually as a “Party”.

Whereas

1.	Party A is a limited liability company registered and incorporated in Shenzhen under PRC laws, engaging in the development and operation of Internet games, and Party B1, Party B2, Party B3 and Party B4 jointly own all issued shares of Party A and constitute all Party A's Shareholders.

2.	Party C is a wholly foreign owned enterprise (“WFOE”) registered and incorporated in Shenzhen under PRC laws, and its scope of business includes: computer software development; software services; marketing strategy; development of database technology and network engineering technology; sale of technical achievements independently developed and relevant technical services, development of wireless technologies and mobile phone software; undertaking system applications management and maintenance, information technology support management, software development and other information technology and technology research and development by means of service outsourcing.

3.	Party A and Party B propose to entrust Party C to take charge of Party A’s operation and provide management and consulting services for Party A’s operation. Party C agrees to accept the entrustment of Party A and Party B in accordance with the provisions of this Agreement.

Upon friendly negotiation, the Parties, intending to be legally bound, enter into this Agreement in order to specify the rights and obligations of the Parties.

Article 1 Definitions and Interpretation

1.1	Unless otherwise provided herein or the context otherwise requires, when used herein, the following terms have the following meaning:

“Party A’s Operation”	refers to all business activities operated and developed by Party A currently and at any time during the term of this Agreement, including but not limited to the network technologies development; technical development, technical consulting and on-site maintenance of computer software and hardware; development of game software; on-site maintenance of database and computer network; software system integration business and other business operated with approval and permission of the competent authority.

“Service Fee”	refers to the fee payable by Party A to Party C as the consideration for Party C to provide management service.

“Party A’s Shareholders”	collectively refer to Party B1, Party B2, Party B3 and Party B4 which jointly hold all issued shares of Party A.

“PRC”	refers to the People’s Republic of China (excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan);

“Business Day”	refers to any business day other than Saturday, Sunday or legal holidays in the PRC.

“Tax”	refers to any and all taxes and charges imposed on Party A’s Operation by a tax authority under the PRC laws.

“Senior Officer”	refers to the president, chairman, director, legal representative, general manager, technical manager, financial manager, marketing manager, or any person who exercises the authority of the aforesaid persons in the operation of Company, of Party A.

“ Customer information”	refers to all customer information and other relevant data in connection with Party A’s Operation and services provided by Party C.

“Confidential Information”	refers to the trade secrets, proprietary information, Customer Information and all other information of a confidential nature of other Parties known in the execution and performance of this Agreement.

“Defaulting Party”	refers to any Party materially breaching any provision hereunder or materially failing to perform or delaying in performance of any of its obligations hereunder.

“Default”	refers to the act of any Party hereto materially breaching any provision hereunder or materially failing to perform or delaying in performance of any of its obligations hereunder.

1.2	References to any law or regulation (hereinafter referred to as the “Laws”) herein shall be deemed to:

(1)	Include amendment, change, supplement and reenactment of such Laws, regardless of they take effect before or after the conclusion of this Agreement; and

(2)	Include other decisions, notices and rules formulated under or effective due to such Laws.

1.3	Unless the context otherwise requires herein, references to article, paragraph, item and sub-item herein shall refer to the corresponding content in this Agreement.

Article 2 Entrusted Services

2.1	During the term of this Agreement, Party A and Party B exclusively entrust Party C to provide management and consulting services for Party A. Party C shall diligently provide services to Party A based on the needs of Party A's business and the specific requirements as Party A may propose from time to time.

2.2	The Parties understand that the services actually provided by Party C are subject to the approved scope of business of Party C; if the services which Party A requires Party C to provide are beyond the approved scope of business of Party C, Party C will apply to extend its scope of business to the maximum extent permitted by the Laws, and provide relevant services after it is approved to extend its scope of business.

2.3	Notwithstanding other provisions herein, Party C may designate any third party to provide any or all services hereunder, or perform any obligation of Party C hereunder on behalf of Party C. Party A and Party B hereby agree that Party C may assign its rights and obligations hereunder to any other third party after giving a written notice to Party A.

Article 3 Fee

3.1	As the consideration for Party C to provide management and consulting services, Party A shall pay a Service Fee to Party C, and the amount of Service Fee shall the remaining amount after Party A's pre-tax profits deduct relevant costs and reasonable expenses.

3.2	The Parties agree that, within 5 Business Days before ending of any quarter, Party C shall issue a bill of Service Fee of the quarter to Party A in accordance with Article 3.1 hereof. Unless otherwise exempted by Party C, Party A shall pay the Service Fee to Party C per the amount of Service Fee indicated in the bill of Service Fee before the last day of the quarter.

3.3	All bank charges arising out of payment shall be borne by Party A. All payments shall be transferred into the bank account designated by Party C by means of remittance or other means recognized by the Parties. The Parties agree that Party C may change such payment instructions by giving a notice to Party A from time to time.

3.4	The Parties agree that, the payment of such Service Fee shall in principle not cause any difficulty to the operation of any Party, and for this purpose and to the extent of realizing such principle, Party C may agree on Party A's delay in payment of Service Fee, or upon reaching consensus after negotiation, the Parties may adjust the schedule for Party A's payment of Service Fee to Party C under Article 3.2 in writing.

3.5	The Parties shall respectively bear the Taxes which are required to be paid for their execution and performance of this Agreement under the Laws. At the request of Party C, Party A shall make efforts to assist Party C in obtaining any exemption or credit of Tax for all or part of the Service Fee to be obtained by Party C hereunder.

Article 4 Party A’s Obligations

4.1	Party C’s services herein are exclusive and during the term of this Agreement, without prior written consent of Party C, Party A may not enter into any agreement with any other third party or otherwise accept other services provided by such third party identical or similar to Party C’s services.

4.2	In order to facilitate Party C to provide services, Party A shall provide relevant materials to Party C timely and according to the requirements as Party C may from time to time propose, including but not limited to all information, files, certificates and licenses, customer data, development plans and developed and developing products, etc. in connection with Party A's Operation.

4.3	Without written consent of Party C, Party A and Party B may not carry out any activity which may affect Party A's assets, increase Party A's liabilities and affect Party A's Operation, including but not limited to:

(1)	Incurring any debts to others;

(2)	Any sale or transfer of Party A's assets or property interests or exemption of debts or interests owed to Party A by a third party, etc.;

(3)	Any security set up on its own assets or interests to intellectual property rights for a third party;

(4)	Entering into any agreement with any third party to transfer or change the control of the Company; and

(5)	Merger with other enterprise or change of the current shareholding structure.

4.4	Party C shall take full charge of Party A's Operation, including appointment and removal of members of the board of directors and employment of Senior Officers. Party A shall implement the instructions in Party C’s notice within 20 Business Days upon receipt of Party C’s notice on appointment or removal of any Senior Officer.

4.5	Except for performance of oblations agreed in this Agreement and other agreement in connection with the performance of this Agreement, without written consent of Party C, Party A's Shareholders may not:

(1)	Set up any pledge over their equity in Party A, or set up any encumbrance which will impede the normal exercise of their shareholder's right s; and

(2)	Sell, gift or otherwise dispose their equity in Party A (or any shareholder’s interest).

4.6	Party A shall maintain its good reputation and actively expand business to strive for income maximization.

4.7	During the term of this Agreement, Party A and Party B agree to cooperate with Party C and Party C’s parent (directly or indirectly) for audit of related parties transactions and other audits, and provide relevant information and materials relating to Party A's Operation, business, customers, finance and employees to Party C or its parent or auditors engaged by it, and agree that Party C's parent may disclose such information and materials for the purpose of satisfying regulatory requirements at the place where its securities are listed.

Article 5 Representations and Warranties

5.1	Each Party represents and warrants that:

(1)	It is a limited liability company duly registered and lawfully existing under the PRC Laws with independent legal personality, has full and independent legal status and capacity to execute, deliver and perform this Agreement and may sue or be sued as an independent party.

(2)	It has full internal corporate power and authorization to execute and deliver this Agreement and all other documents to be executed by it in connection with the transactions contemplated hereunder as well as full power and authorization to consummate the transactions contemplated hereunder. This Agreement will be lawfully and duly executed and delivered by it. This Agreement will constitute its legal and binding obligations enforceable against it in accordance with terms of this Agreement.

(3)	It has all business licenses required for its operation at the time of effectiveness of this Agreement, and has full rights and qualifications to engage in its business currently carrying out in the PRC.

5.2	Party A represents and warrants that:

(1)	It will provide the quarterly financial statements and budget of next quarter to Party C within 15 Business Days upon ending of each quarter, and provide the annual financial statements and budget of next year to Party C within 30 Business Days upon ending of each year.

(2)	It will timely report any circumstance which will or may have material adverse effect on Party A’s business and Party A's Operation to Party C, and make best efforts to prevent the occurrence of such circumstance and/or the enlargement of loss.

(3)	At the written request of Party C, it will take all accounts receivable and/or all other assets legally owned by it and at its disposal at that time, as the guarantee for its performance of the payment obligation set forth in Article 3 hereof by means permitted by the Laws applicable at that time.

(4)	It will indemnify and hold harmless Party C against any and all losses Party C suffers or may suffer as a result of the provision of services, including without limitation any losses arising out of any suit, recourse, arbitration or claims brought by any third party against Party C or any administrative investigation or sanction by any governmental authorities, unless such losses are caused by any willful misconduct or gross negligence of Party C.

(5)	Without written consent of Party C, it may not enter into any other agreement or arrangement which conflicts with this Agreement or may damage Party C's rights and interests hereunder.

Article 6 Confidentiality

6.1	During the term of this Agreement, all Customer Information and other relevant data in connection with Party A’s Operation and services provided by Party C shall be jointly owned by the Parties.

6.2	Whether this Agreement has been terminated or not, the Parties shall strictly keep confidential the trade secrets, proprietary information, Customer Information and all other information of a confidential nature of other Parties known in the execution and performance of this Agreement. Except with prior written consent of the Party disclosing the Confidential Information or where disclosure to a third party is mandated by relevant laws or regulations or by applicable listing rules at the place where an affiliate of a Party is listed, the Party receiving the Confidential Information shall not disclose any Confidential Information to any third party. The Party receiving the Confidential Information shall not use, either directly or indirectly, any Confidential Information other than for the purpose of performing this Agreement.

6.3	The following information shall not be deemed as the Confidential Information:

(1)	any information which, as shown by written evidence, has previously been known to the receiving Party by way of legal means; or

(2)	any information which enters the public domain other than as a result of a fault of the receiving Party; or

(3)	any information lawfully acquired by the receiving Party from other source subsequent to the receipt of relevant information.

6.4	A receiving Party may disclose the Confidential Information to its relevant employees, agents or its engaged professionals, provided that such receiving Party shall ensure that such persons shall comply with relevant terms and conditions of this Agreement and that it shall assume any liability arising out of any breach by such persons of relevant terms and conditions of this Agreement.

6.5	Notwithstanding any other provisions of this Agreement, the validity of this Article shall not be affected by termination of this Agreement. Upon termination or rescission of this Agreement, the Parties shall still assume the confidentiality obligation agreed herein.

Article 7 Term and Termination of Agreement

7.1	This Agreement shall take effect from duly execution by the representatives of the Parties. Once effective, this Agreement shall become irrevocable. Unless otherwise explicitly specified herein, or the Parties determines to terminate this Agreement in writing, this Agreement shall be in full effect and force permanently. Parties

7.2	Each Party hereto shall complete the approval and registration procedures to extend its business term within 3 months before expiry thereof, so that the term of this Agreement may continue.

7.3	In case of any Default of any Party, the non-defaulting Party shall issue a notice to the Defaulting Party to require for correction within the prescribed time limit, and if the Defaulting Party still fails to make correction within 10 Business Days upon receipt of such notice, the non-defaulting Party shall be entitled to immediately terminate this Agreement in writing, and seek to hold the other Party liable for the Default liability in accordance with Article 9.1.

7.4	Upon termination of this Agreement, Party C shall return all documents and records in connection with Party A’s Operation, including but not limited to all operation documents, financial books and original vouchers, etc. to Party A in accordance with Party A's requirements.

Article 8 Notice

8.1	Any notice, request, demand and other correspondence required or given hereunder shall be delivered to relevant Parties in writing.

8.2	Such notice or other correspondence, if sent by fax or telegraph, shall be deemed properly served once sent, or if delivered by personal delivery, shall be deemed properly served once delivered in person, or if sent by post, shall be deemed properly served after 3 Business Days after posting, or if sent by email, shall be deemed to properly served when the notice email is deemed to enter into the email receipt system of the other Party after the sender correctly fills in the email address and the email is not returned by the system.

8.3	The addresses, contact persons and electronic communication terminals agreed herein shall be the addresses for work contacts between the Parties and the service of legal instruments and for the arbitration institution and/or people's court to serve instruments during dispute resolution, and legal instruments served via such addresses and/or the addresses disclosed in information registered with the administration for industry and commerce (or the registered address on the resident ID Card) shall be deemed as validly served. The notice and service provisions in Article 8 hereof shall be independent provisions, not affected by the validity of the entire Agreement or other provisions hereof.

Article 9 Default Liabilities

9.1	The Parties agree and confirm that if any Party hereto materially breaches any provision hereunder or materially fails to perform or delays in performance of any of its obligations hereunder, it shall constitute the Default hereunder, and the non-defaulting Party may demand the Defaulting Party to make correction or take remedy measures within a reasonable time limit. Should the Defaulting Party still fail to make correction or take remedy measures within such reasonable time limit or 10 Business Days after the non-defaulting Party notifies the Defaulting Party in writing and requests for correction, the non-Defaulting Party may at its liberation decide: (1) to terminate this Agreement and demand the Defaulting Party to pay liquidated damages; or (2) to demand specific performance of the obligations of the Defaulting Party hereunder and demand the Defaulting Party to pay all liquidated damages.

9.2	Despite Article 9.1 above, the Parties agree and confirm that Party A and Party B shall in no case require the termination of this Agreement on any ground, unless otherwise provided under the Laws or in this Agreement.

9.3	Notwithstanding any other provisions of this Agreement, the validity of this Article shall not be affected by termination of this Agreement.

Article 10 Force Majeure

In case of any natural disaster, storm, tornado or other weather conditions, strike, shutdown, stoppage or other industrial problems, war, riot or civil commotion, conspiracy, hostility, terrorist or violence of criminal organization, blockage, serious disease or plague, earthquake or other crustal movement, flood or other acts of God, bomb explosion or other explosion, fire, accident, or other Force Majeure Event which is unpredictable or the consequence of which is unpreventable or inevitable, and such Force Majeure Event directly affects a Party’s performance of this Agreement or causes the failure of such Party to perform per the agreed conditions, the affected Party shall immediately give a notice thereof to the other Party by fax, and within 20 Business Days, provide details of Force Majeure and supporting documents on the reasons for the non-performance or delay in performance of this Agreement, and such supporting documents shall be issued by the notarization authority at the place where the Force Majeure occurs. Based on the degree of influence of the Force Majeure Event on the performance of this Agreement, the Parties shall negotiate whether to partially exempt the performance of this Agreement or delay the performance of this Agreement. Neither Party shall be liable for compensation for the economic loss of each Party caused by Force Majeure.

Article 11 Dispute Resolution

11.1	Any dispute arising out of and in connection with this Agreement shall be resolved by the Parties upon negotiation.

11.2	Where the Parties fail to reach a consensus within 20 Business Days after the dispute occurs, either Party may submit such dispute to South China International Economic and Trade Arbitration Commission (the “Commission”) for arbitration in Shenzhen in accordance with the arbitration rules of the Commission in force at the time of submittal for arbitration. The arbitration tribunal shall consist of three arbitrators, and the arbitration language shall be Chinese, and the arbitration award shall be final and binding upon the Parties.

11.3	Subject to the PRC Laws, the Commission shall have the right to render award on the following: (1) with respect to equity, land assets or other assets of the Company, remedy measures; (2) injunction relief, for example, requiring the Company to carry out business operation or compulsorily transfer assets of the Company; (3) liquidation of the Company.

11.4	Subject to the PRC Laws, before the Commission forms an arbitration tribunal in accordance with the arbitration rules or under appropriate circumstances, the courts with jurisdiction at the following places shall have the right to render a ruling on remedy measures to support the arbitration: (1) Hong Kong Special Administrative Region, (2) place of registration of Party A, (3) place of registration of Party C, and (4) place where major assets of Party A or Party C locate.

11.5	Unless otherwise ruled by the arbitration tribunal, all expenses paid or advanced for arbitration (including but not limited to the arbitration fee, fee for arbitrators and attorneys, travel expenses, etc.) shall be borne by the defeated Party.

Article 12 Miscellaneous

12.1	This Agreement shall be written in Chinese and made in septuplicate, with Party B4 holding two copies and other Parties each holding one copy, of the same legal effect.

12.2	The formation, effectiveness, performance, amendment, interpretation and termination of this Agreement shall be governed by the PRC Laws.

12.3	Any right, power or remedy granted to a Party under any provision hereof shall not preclude such Party from other rights, powers or remedies available to it under the Laws and other provisions hereof, and a Party's exercise of its rights, powers and remedies shall not preclude the exercise of other rights, powers and remedies available to it.

12.4	Failure to exercise or delay in exercising any right, power or remedy under this Agreement or available under the Laws by a Party shall not cause waiver of such rights, and any single or partial waiver of rights of such Party shall not prevent it from exercising such rights in other ways or exercising its other rights.

12.5	Each provision hereof shall be separable and independent from every other provision, and if any or several provisions hereof become invalid, illegal or unenforceable at any time, the validity, legality and enforceability of other provisions hereof shall not be affected thereby. The Parties shall, through good faith negotiation, make efforts to replace such invalid, illegal or unenforceable provisions with valid provisions to the maximum extent permitted by the Laws and meeting expectations of the Parties, and the economic effects produced by such valid provisions shall be close to the economic effects of such invalid, illegal or unenforceable provisions as much as possible.

12.6	Any amendment or supplement to this Agreement shall be made in writing, and shall only become effective upon duly execution by the Parties.

12.7	This Agreement shall be binding upon the legal assignees and successors of the Parties.

12.8	This Agreement shall constitute the entire agreement among the Parties with respect to the content of this Agreement and supersede all previous oral and written agreements, contracts, understandings and communications among the Parties with respect to the content hereof.

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Party A (Seal): Qfun Information Technology (Shenzhen) Co., Ltd.

Legal Representative or Authorized Representative: /s/ Authorized Representative (Signature)

Party B1: ZHANG Jiahui /s/ ZHANG Jiahui (Signature)

Party B2: CAO Yu /s/ CAO Yu (Signature)

Party B3: ZHU Nianyang /s/ ZHU Nianyang (Signature)

Party B4 (Seal): Shenzhen Guangtiandi Technology Co., Ltd.

Legal Representative or Authorized Representative: /s/ Authorized Representative (Signature)

Party C (Seal): Shenzhen Qfun Internet Technology Co., Ltd.

Legal Representative or Authorized Representative: /s/ Authorized Representative (Signature)